SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LanzaTech Global, Inc. (f/k/a AMCI Acquisition Corp. II)
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

00166R100
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]            Rule 13d-1(b)
[ ]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Sandia Investment Management L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,411,177 shares (162,500 shares as of 2/7/23)
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,411,177 shares (162,500 shares as of 2/7/23)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,411,177 shares (162,500 shares as of 2/7/23)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable
11	Percent of Class Represented by Amount in Row (9) 9.4% (1.1% as of 2/7/23)
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Timothy J. Sichler
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,411,177 shares (162,500 shares as of 2/7/23)
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,411,177 shares (162,500 shares as of 2/7/23)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,411,177 shares (162,500 shares as of 2/7/23)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.4% (1.1% as of 2/7/23)
12	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer
LanzaTech Global, Inc. (f/k/a AMCI Acquisition Corp. II)
(b)	Address of Issuer’s Principal Executive Offices
600 Steamboat Road, Greenwich, CT 06830

Item 2.

(a)	Name of Person Filing
Sandia Investment Management L.P. Timothy J. Sichler
(b)	Address of Principal Business Office or, if none, Residence
Sandia Investment Management L.P. Timothy J. Sichler 201 Washington Street Boston, MA 02108
(c)	Citizenship
Sandia Investment Management L.P. – Delaware Timothy J. Sichler – United States
(d)	Title of Class of Securities
Class A Common Stock
(e)	CUSIP Number 00166R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership **

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(a) for each such Reporting Person.
(b)	Percent of Class **
The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
(ii) shared power to vote or to direct the vote **
(iii) Sole power to dispose or to direct the disposition of **
(iv) shared power to dispose or to direct the disposition of **
The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

** The securities reported herein are beneficially owned by Sandia Investment Management L.P. (“Sandia”) in its capacity as investment manager to a private investment vehicle and separately managed accounts. Mr. Sichler serves as Managing Member of the general partner of Sandia, and in such capacity may be deemed to indirectly beneficially own the securities reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Person with the Securities and Exchange Commission on February 14, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                February 14, 2023

Sandia Investment Management L.P.

By: /s/ Thomas J. Cagna
Name: Thomas J. Cagna
Title: Chief Operating Officer

Timothy J. Sichler

/s/ Timothy J. Sichler
Timothy J. Sichler